UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-207100

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:_________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________

PART I -- REGISTRANT INFORMATION

Capstone Systems Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Yun Gu Hui, First Floor South Building No. 7 Tongren West Street, Xuanwu District
Address of Principal Executive Office (Street and Number)

Nanjing, Jiangsu Province, China 210008
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The Company is filing this Form 12b-25 to report that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019 within the prescribed time period without unreasonable effort or expense because the financial statements could not be completed in time to timely file.  The Company will file the Form 10-Q by the extension date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jiyuan Xu, Chief Executive Officer	+ (86) 025-57625882
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 14, 2019, the Company filed a Form 8-K relating to the reverse acquisition of Yunguhui Group Limited, a Republic of Seychelles company, its subsidiaries and variable interest entities(“Yunguhui”), which disclosed events under Item 1.01. Entry into a Material Definitive Agreement, Item 2.01. Completion of Acquisition or Disposition of Assets, Item 2.02. Results of Operations and Financial Condition, Item 3.02. Unregistered Sales of Equity Securities, Item 5.01. Changes in Control of Registrant, Item 5.03.  Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year, Item 5.06. Change in Shell Company Status and Item 9.01. Financial Statements and Exhibits (“Form 8-K”). Please refer to the Form 8-K for a complete description of the transaction between the Company and Yunguhui. As a result of the events disclosed in the Form 8-K, there has been a substantial change in the nature of the Company’s business, operations and management, moreover the results of operations of the Company prior to the acquisition of Yunguhui will have no bearing on the current results of operations.  Presently, the Company is in the process of finalizing its results of operations for the period ended March 31, 2019 (inclusive of the Yunguhui results of operations), and can not provide with certainty the results of operations at this time.

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Capstone Systems Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2019	By:	/s/ Jiyuan Xu
Jiyuan Xu
Chief Executive Officer

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